EXHIBIT 8

WARNER NORCROSS & JUDD LLP
Attorneys At Law
900 Old Kent Building
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2489
Telephone: (616) 752-2000
Fax: (616) 752-2500

May 12, 2000

Spartan Stores, Inc.
850 76th Street
P.O. Box 8700
Grand Rapids, Michigan 49518
Re:	Spartan Stores, Inc.
Proposed Merger With Seaway Food Town, Inc.

Gentlemen:

                    We are counsel to Spartan Stores, Inc. ("Spartan") in connection with the proposed acquisition by merger of Seaway Food Town, Inc. ("Seaway"). In connection with the registration under the Securities Act of 1933 of shares of Spartan's common stock, no par value ("Common Stock"), you have requested our opinion regarding the federal income tax consequences of the proposed affiliation of Seaway with Spartan. This affiliation will occur pursuant to the merger (the "Merger") of Seaway with and into Spartan Acquisition Corp. ("MergerSub"), a newly formed wholly owned subsidiary of Spartan under the terms of an Agreement and Plan of Merger dated as of April 6, 2000 (the "Merger Agreement"), among Spartan, MergerSub and Seaway. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.

                    Seaway will be merged with and into MergerSub under the laws of the states of Michigan and Ohio and in accordance with the Merger Agreement. In the Merger, each issued and outstanding share of Seaway Common Stock will be converted into the right to receive (1) one share of Spartan Common Stock and (2) five dollars ($5.00) in cash.

                    This opinion is based upon facts regarding the Merger as described in the Prospectus and Joint Proxy Statement contained in the Registration Statement, and on the following assumptions :

          A.          The board of directors of Spartan believes that an affiliation of Seaway with Spartan will assist Seaway in becoming a more effective competitor in its market through access to greater financial and managerial resources and permit Spartan to better serve its customers.

          B.          The fair market value of the Spartan Common Stock and cash to be received by each Seaway shareholder will be approximately equal to the fair market value of the Seaway Common Stock surrendered in the exchange.

          C.          Spartan has no plan or intention to reacquire any of the Spartan Common Stock issued in the transaction.

Spartan Stores, Inc.
May 12, 2000

          D.          Following the transaction, MergerSub will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Seaway immediately prior to the transaction. For purposes of this assumption, amounts used by Seaway to pay its reorganization expenses, amounts paid by Seaway to dissenters, amounts paid by Seaway to shareholders who receive cash or other property and all redemptions and distributions (except for regular, normal dividends) made by Seaway immediately preceding the transaction will be included as assets of Seaway held immediately prior to the transaction.

          E.          Spartan has formed MergerSub solely for the purpose of the acquisition transaction. MergerSub will not engage in any business other than as necessary incident to its merger into Seaway.

          F.          MergerSub has no plan or intention to issue additional shares of its stock that would result in Spartan losing control of MergerSub within the meaning of Section 368(c) of the Internal Revenue Coe of 1986, as amended (the "Code").

          G.          MergerSub has no plan or intention to liquidate MergerSub, to merge MergerSub with or into another corporation, to sell or otherwise dispose of any of the stock of MergerSub except for transfers of stock to corporations controlled by Spartan, or to cause MergerSub to sell or otherwise dispose of any of its assets or any of the assets acquired from Seaway, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by MergerSub.

          H.          The liabilities of Seaway to be assumed by MergerSub and the liabilities to which the assets of Seaway to be transferred are subject were incurred by Seaway in the ordinary course of its business.

          I.          Following the transaction, MergerSub will continue the historic business of Seaway or use a significant portion of Seaway's historic business assets in a business.

          J.          At the time of the transaction, Seaway will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Seaway that, if exercised or converted, would affect Spartan's acquisition or retention of control of MergerSub, as defined in Section 368(c) of the Code.

          K.          Each of Spartan, MergerSub, Seaway, and the shareholders of Seaway will pay their respective expenses, if any, incurred in connection with the transaction.

          L.          There is no intercorporate indebtedness existing between Spartan and Seaway that was issued, acquired, or will be settled at a discount.

          M.          No party to the transaction is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

Spartan Stores, Inc.
May 12, 2000

          N.          Spartan does not own, nor has it owned during the past five years, any shares of the stock of Seaway.

          O.          On the date of the transaction, the fair market value of the assets of Seaway will exceed the sum of its liabilities, if any, to which the assets are subject.

          P.          Seaway is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

          Q.          None of the compensation or other payments received by any shareholder-employees of Seaway will be separate consideration for or allocable to, any of their shares of Seaway Common Stock; none of the shares of Spartan Common Stock received by any shareholder-employees of Seaway will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

                    Based on the facts and assumptions set forth above, and subject to the limitations and conditions identified in this opinion, it is our opinion that:

          1.          The merger of Seaway with and into MergerSub will constitute a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code, and Spartan, MergerSub and Seaway will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

          2.          The basis of the assets of Seaway acquired by MergerSub will be the same as the basis of those assets in the hands of Seaway immediately prior to the Merger.

          3.          No gain or loss will be recognized by Seaway upon the transfer of its assets to MergerSub in exchange for Spartan Common Stock, cash from Spartan and the assumption by MergerSub of the liabilities of Seaway.

          4.          The holding period of the assets of Seaway to be received by MergerSub will, in each instance, include the period for which such assets were held by Seaway prior to the Merger.

          5.          No gain or loss will be recognized by Spartan or MergerSub upon the acquisition by MergerSub of the assets of Seaway in exchange for the Spartan Common Stock, cash from Spartan and the assumption by MergerSub of the liabilities of Seaway.

          In addition, with respect to Seaway shareholders, we are of the opinion that:

          1.          A Seaway shareholder will recognize any gain realized on the exchange of his or her Seaway Common Stock for Spartan Stores Common Stock and cash up to the amount of cash

Spartan Stores, Inc.
May 12, 2000

received, but will not recognize any loss. The amount of gain realized will be the difference between (a) the sum of (1) the fair market value on the date of the merger of the Spartan Stores Common Stock such shareholder receives and (2) the amount of cash such shareholders receives and (b) such shareholder's tax basis for his or her Seaway common stock.

          2.          Assuming the stock is held as a capital asset, the gain recognized by a Seaway shareholder will be characterized as either capital gain or ordinary income (up to such shareholder's ratable share of undistributed earnings and profits). The gain will be characterized as a capital gain unless the exchange of such shareholder's shares of Seaway Common Stock for Spartan Stores Common Stock and cash is determined to have the effect of the distribution of a dividend within the meaning of Section 356(b)(2) of the Code. This determination will be made in accordance with Section 302 of the Code, taking into account the stock ownership attribution rules of Section 318. Under those rules, a Seaway shareholder will be treated as if (a) all his or her shares of Seaway Common Stock were first exchanged for Spartan Stores Common Stock and (b) a portion of the shares of Spartan Stores Common Stock were then redeemed for the cash such shareholder actually received in the merger. Capital gains treatment will apply if such shareholder's hypothetical percentage ownership interest in Spartan Stores (both actual and constructive) after hypothetical step (b) represents less than 80% of such shareholder's hypothetical percentage ownership interest in Spartan Stores (both actual and constructive) after hypothetical step (a). Dividend treatment will apply if the above test is not met and the redemption is determined to be "essentially equivalent to a dividend" under the principles of Section 302 of the Code. While this determination will be based on each Seaway shareholder's particular facts and circumstances, the IRS has indicated in published rulings that a distribution that results in any actual reduction in interest of an extremely small minority shareholder in a publicly held corporation will meaningfully reduce the shareholder's interest in the corporation, and, therefore, will result in capital gain treatment for a shareholder who holds the shares as capital assets and exercises no control over corporate affairs.

          3.          A Seaway shareholder's aggregate tax basis for the shares of Spartan Stores Common Stock that such shareholder receives for his or her Seaway Common Stock will be the same as such shareholder's aggregate tax basis for the Seaway Common Stock, plus the amount of gain such shareholder recognizes, minus the amount of cash such shareholder receives.

          4.          A Seaway shareholder's holding period for the shares of Spartan Stores Common Stock such shareholder receives for his or her Seaway Common Stock will include such shareholder's holding period for the Seaway Common Stock.

          5.          A Seaway shareholder who dissents from the Merger and receives cash in exchange for his or her Seaway Common Stock, generally will be treated as if such shareholder had sold his or her shares in a taxable transaction. Such shareholder will recognize gain or loss equal to the difference between the cash such shareholder receives and such shareholder's tax basis in the Seaway Common Stock surrendered.

Spartan Stores, Inc.
May 12, 2000

                    We express no opinion concerning the tax treatment of the transaction under other provisions of the Code and regulations, of any conditions existing at the time of, or the effects resulting from, the Merger that are not specifically covered above, under foreign, state, or local laws, or under estate or gift tax statutes. The particular circumstances of a shareholder of Seaway may cause the shareholder's tax consequences to differ from those described in this opinion, including, but not limited to, shareholders of Seaway who are corporations, trusts, dealers in securities, financial institutions, insurance companies, tax-exempt organizations, persons who are not United States citizens or who are resident aliens or domestic corporations, who acquired the Seaway capital stock pursuant to employee stock options or otherwise as compensation, who do not hold their shares as capital assets, who are subject to the alternative minimum tax (to the extent that such tax affects the tax consequences), who are subject to the "golden parachute" provisions of the Code (to the extent that such tax affects the tax consequences), or who hold their shares as part of a " straddle" or "conversion transaction" or constructive sale or other integrated transaction.

                    These opinions are matters of professional judgment and are not a guaranty of results. This opinion has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. These opinions are based on the laws and facts existing on the above date. Future changes in federal income tax laws and the interpretation of the federal income tax laws can have retroactive effect.

                    We consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm in the Registration Statement.

                    This opinion is rendered for the purposes of Item 21 of Form S-4 and Item 601 of Regulation S-K, may be relied upon only by you and the Commission and may not be used, quoted or referred to or filed for any other purpose without our prior written permission.
WARNER NORCROSS & JUDD LLP By /s/ Stephen R. Kretschman Stephen R. Kretschman, a Partner